Exhibit 21

Subsidiaries of Registrant

Subsidiary	Jurisdiction of Organization
Immucor Medizinische Diagnostik GmbH	Germany
Immucor Italia S.r.l.	Italy
Immucor Diagnosticos Medicos Lda.	Portugal
Gamma Biologicals, Inc.	United States (Texas)
Dominion Biologicals Limited	Canada
Immucor, S.L.	Spain
Immucor Gamma Benelux SPRL.	Belgium
Immucor France EURL	France
Immucor-Kainos, Inc.	Japan
BCA Acquisition Corporation	United States (Georgia)
Immucor Sales, Inc.	United States (Georgia)

The Company owns, directly or indirectly, 100% of each of the above entities.